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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Quebecor World Inc.

(Name of Issuer)
Subordinate Voting Shares

(Title of Class of Securities)
747922 102
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            747922102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
4032667 Canada Inc.

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
34,411,277

		6.	Shared Voting Power

		7.	Sole Dispositive Power
34,411,277

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
24.36%

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No.              747922102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Quebecor Inc.

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
12,500,000

		6.	Shared Voting Power

		7.	Sole Dispositive Power
12,500,000

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
8.85%

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No.              747922102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Les Placements Péladeau Inc./Fiducie Spéciale Pierre-Péladeau

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
12,500,000

		6.	Shared Voting Power

		7.	Sole Dispositive Power
12,500,000

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
8.85%

12.	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer
Quebecor World Inc.

(b)	Address of Issuer's Principal Executive Offices
612 St. Jacques Street Montreal, Quebec H3C 4M8 Canada

Item 2.

(a)	Name of Persons Filing

Les Placements Péladeau Inc.,
a company controlled by Fiducie Spéciale Pierre-Péladeau, a trust for the benefit of Erik Péladeau and Pierre Karl Péladeau (as beneficial owner of the shares held directly by Quebecor Inc. and its wholly owned subsidiary, 4032667 Canada Inc.)

Quebecor Inc.

4032667 Canada Inc.

(b)	Address of Principal Business Office or, if none, Residence
612 St. Jacques Street Montreal, Quebec H3C 4M8 Canada

(c)	Citizenship
Canada

(d)	Title of Class of Securities
Subordinate Voting Shares

(e)	CUSIP Number
747922 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

        Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Quebecor Inc. holds directly 12,500,000 Multiple Voting Shares of the Issuer, and its wholly owned subsidiary, 4032667 Canada Inc., holds directly 34,411,277 Multiple Voting Shares. The Multiple Voting Shares are convertible at any time on a one-for-one basis into Subordinate Voting Shares.

(b)	Percent of class:

Les Placements Péladeau Inc. — 8.85% Quebecor Inc. — 8.85% 4032667 Canada Inc. — 24.36%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
Les Placements Péladeau Inc. and Quebecor Inc. — 12,500,000 4032667 Canada Inc. — 34,411,277

	(ii)	Shared power to vote or to direct the vote

Les Placements Péladeau Inc. and Quebecor Inc. — 0 4032667 Canada Inc. — 0

	(iii)	Sole power to dispose or to direct the disposition of
Les Placements Péladeau Inc. and Quebecor Inc. — 12,500,000 4032667 Canada Inc. — 34,411,277

	(iv)	Shared power to dispose or to direct the disposition of
Les Placements Péladeau Inc. and Quebecor Inc. — 0 4032667 Canada Inc. — 0

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

        Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LES PLACEMENTS PÉLADEAU INC.

February 12, 2003
Date

/s/ Erik Péladeau
Signature

Eric Péladeau, President
Name/Title

QUEBECOR INC.

February 12, 2003
Date

/s/ Erik Péladeau
Signature

Eric Péladeau, Vice Chairman
Name/Title

4032667 CANADA INC.

February 12, 2003
Date

/s/ Claudine Tremblay
Signature

Claudine Tremblay, Assistant Secretary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general parter of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations
                      (See 18 U.S.C. 1001)

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SIGNATURES